

September 29, 2014

Via E-mail
Kevin Struzeski
Chief Financial Officer
Carbon Natural Gas Company
1700 Broadway, Suite 1170
Denver, Colorado 80290

      Re: **Carbon Natural Gas Company**
            Form 10-K for Fiscal Year Ended December 31, 2013
            Filed March 31, 2014
            File No. 0-02040

Dear Mr. Struzeski:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/H. Roger Schwall

               H. Roger Schwall
               Assistant Director